NAME OF REGISTRANT: Hess Corporation
NAME OF PERSON RELYING ON EXEMPTION: As You Sow
ADDRESS OF PERSON RELYING ON EXEMPTION: 1611 Telegraph Ave., Suite 1450, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Shareholder Proposal No. 6 on Hess Corporation 2015 Proxy Statement:
REPORT ON CARBON ASSET RISK

Hess Corporation, Symbol: HES

Filed by: As You Sow

Proponents urge a “YES” vote on Proposal 6 on the proxy card. This proposal asks Hess Corporation to analyze the risks to the company of an increasingly carbon-constrained energy market and to make those analyses transparent to shareowners. In particular, the proposal asks Hess to analyze a range of scenarios, from global government adoption of rigorous climate change regulations that would dramatically limit carbon emissions, to the impact of widespread adoption of disruptive, low-carbon technology and energy sources. These scenarios will result in decreased demand for fossil fuels and lower fossil fuel prices, creating the risk that the company’s increasingly high cost, high carbon reserves will be stranded.

Industry production costs – and risk – continue to rise as companies invest billions in more remote and difficult to extract carbon reserves. Kepler Cheuvreux has declared this trend a “capex crisis,” noting that, since 2005, annual upstream investment for oil has increased by 100 percent, while crude oil supply has increased by only three percent. Given the generally high production costs of the newest sources of oil (including deep water and those that require hydraulic fracturing,1) proponents are concerned that the industry in general, and Hess in particular, is vulnerable to scenarios in which demand for oil declines along with prices.

These concerns are amplified in a market with already falling oil and gas prices. Proponents recognize Hess’ vulnerability to scenarios in which demand for its resources decline, potentially precipitously. This proposal therefore asks Hess to evaluate a range of low-carbon, low demand scenarios; to provide an assessment of different capital allocation strategies, including diversifying capital investment or returning capital to shareholders; and to provide information on critical assumptions used in such analysis, including price assumptions. Investors need to know more about Hess’ planning for adverse market conditions, and the basic assumptions Hess uses to predict future demand and market prices. It is only with these disclosures that investors can understand and assess the risk of Hess’ reserves becoming uneconomic to produce over short, medium, and long-term price horizons.

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1 NPR. Falling Oil Prices Make Fracking Less Lucrative. (Nov, 2014). http://www.npr.org/2014/11/04/361204786/falling-oil-make-fracking-less-lucrative

Hess Is Particularly Exposed To Carbon Asset Risk

Proponents and third parties recognize that Hess is particularly exposed to scenarios in which demand for oil and gas resources decline. In order to sustain shareholder returns in a low price, low demand market, companies’ focus is best directed at low cost projects, deferring or cancelling projects with high breakeven costs.2 Hess’ 2014, $5.8 billion exploration and production budget was invested approximately 50% in unconventional shale resources and 20% in deep water development.3 Shareholders are concerned that high cost, deep water and unconventional shale projects could prove to be low return assets in a low-demand scenario. Shareholders have asked Hess to analyze a range of such scenarios to assess whether deferring or cancelling some range of these projects might better protect shareholder returns. Analysts at Morningstar have noted that Hess' 2008-13 capital efficiency (arguably the most important metric in oil and gas, given its high capital intensity) was one of the worst of its peer group.”4 The company itself notes that “…our initiatives are positioned to make 5% to 8% compound average annual production growth through 2017, off of our 2012 pro forma base, and to generate free cash flow post 2014 based upon $100 Brent.”5 Shareowners’ question to Hess is what will happen to the company in a lower-priced market.

CHANGING MARKETS

Falling Demand for Fossil Fuels – Worldwide demand for fossil fuels is being affected by policies and technology trends related to climate change including: increased fuel efficiency, use of lower-carbon fuels, electrification of ground transportation, and rapidly declining costs of renewable energy, among others.6 In developed nations, demand for oil has fallen since 2005, primarily as a result of more efficient vehicles.7 A March 2013 Citi report cites to a number of trends indicating that “oil demand is approaching a tipping point” and that it may occur sooner than predicted, potentially leveling off by 2020.8 Chief among such factors is increased fuel efficiency, which has an outsized impact because transportation accounts for 60 percent of global oil use. Other factors include emerging alternatives to gasoline including plug-in-electric vehicles, clean air regulation in China9 and the falling price of renewables. The IEA10 and Deutsche Bank forecast global oil demand could peak in the next ten to fifteen years.

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2 Carbon Tracker Initiative. Oil & Gas Majors Fact Sheet. (Aug, 2014). (p. 1). http://www.carbontracker.org/wp-content/uploads/2014/09/CTI-Oil-Gas-Majors-Company-Factsheets-August-2014-FULL.pdf
3 Hess Corporation. Hess Corporation Announces 2014 Capital and Exploratory Budget (Jan, 2014). http://phx.corporate-ir.net/phoenix.zhtml?c=101801&p=irol-newsArticle&ID=1893181&highlight
4 Morningstar. Hess Corp: Investment Thesis. (August 2014). http://analysisreport.morningstar.com/stock/research?t=HES&region=usa&culture=en-US
5 Hess Corp. (HES) Q1 2014 Earnings Call Corrected Transcript: Apr 30, 2014. (May, 2014). http://www.thestreet.com/story/12695327/1/hess-corp-hes-q1-2014-earnings-call.html
6 Business Insider. IEA cuts 2015 oil demand outlook despite plunging prices. (Dec, 2014). http://www.businessinsider.com/afp-iea-cuts-2015-oil-demand-outlook-despite-plunging-prices-2014-12
7 The Economist. Yesterday’s fuel: The world’s thirst for oil could be nearing a peak. That is bad news for producers, excellent for everyone else. (Aug, 2013). http://www.economist.com/news/leaders/21582516-worlds-thirst-oil-could-be-nearing-peak-bad-news-producers-excellent
8 Bloomberg. 'Peak Oil' Is Back, but This Time It's a Peak in Demand. (May, 2013).  http://www.bloomberg.com/bw/articles/2013-05-01/peak-oil-is-back-but-this-time-its-a-peak-in-demand
9 The White House. FACT SHEET: U.S.-China Joint Announcement on Climate Change and Clean Energy Cooperation. (Nov, 2014). https://www.whitehouse.gov/the-press-office/2014/11/11/fact-sheet-us-china-joint-announcement-climate-change-and-clean-energy-c
10 Wall Street Journal. Oil’s Black Swans on the Horizon. (Feb, 2015). http://www.wsj.com/articles/oils-black-swans-on-the-horizon-1424108038

Natural gas price volatility – As of January of this year, natural gas prices had dropped to their lowest levels since September 2012, reflecting domestic overproduction and inventory buildup.11 Future demand for natural gas is also unclear; natural gas is threatened by the same market forces as those that affect oil and coal, and the impacts of hydraulic fracturing are subject to particular scrutiny. Natural gas production in the U.S. has also been forecast to peak by 2020,12 and many gas plays have been overestimated, and or are being exhausted ahead of schedule.13

Global Movement Toward Renewable Resources – Low carbon solutions have been adopted by consumers at a higher rate than most analysts predicted, and costs have declined faster than anticipated. Consumer and commercial renewable energy adoption has been unprecedented, putting the transition to a low carbon economy six years ahead of schedule.14 Demonstrating these trends, in 2013, the world added more capacity for renewable power than coal, natural gas, and oil combined.15 And there is no going back. Bloomberg’s 2030 Market Analysis predicts that, "[b]y 2030, the world's power mix will have transformed from today's system with two-thirds fossil fuels to one with over half from zero-emission energy sources."16 Deutsche Bank predicts that solar power systems will be at grid parity in up to 80 per cent of the global market within 2 years.17 As prices of renewable energy become equal to or less than fossil fuels, an aggressive shift to these forms of energy is likely to occur due to benefits including low and predictable fuel and power costs, ease of scalability and distribution, reduced regulatory risk, and environmental and public health benefits.

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11 Energy Administration Information. Natural gas prices drop following strong production growth. (Jan, 2015). http://www.eia.gov/todayinenergy/detail.cfm?id=19751
12 ARS Technica. US natural gas production could peak in 2020; Research project forecasts much less production than government estimates. (Dec, 2014).http://arstechnica.com/science/2014/12/us-natural-gas-production-could-peak-in-2020/; see also Wall Street Journal: Money Beat. Who to Believe: U.S. Natural Gas may Peak in 2040. Or 2020. (Dec, 2014). http://blogs.wsj.com/moneybeat/2014/12/04/who-to-believe-u-s-natural-gas-may-peak-in-2040-or-2020/
13 Nature. Natural Gas: The Fracking Fallacy: The United States is banking on decades of abundant natural gas to power its economic resurgence. That may be wishful thinking. (Dec, 2014). http://www.nature.com/news/natural-gas-the-fracking-fallacy-1.16430
14 Bloomberg. Clean Energy Revolution Is Ahead of Schedule. (April, 2015). http://www.bloombergview.com/articles/2015-04-08/clean-energy-revolution-is-way-ahead-of-schedule
15 Bloomberg New Energy Finance. Fossil Fuels Just Lost the Race Against Renewables. (April, 2015).  http://www.bloomberg.com/news/articles/2015-04-14/fossil-fuels-just-lost-the-race-against-renewables
16 Bloomberg New Energy Finance. Global Overview: 2030 Market Outlook.   http://bnef.folioshack.com/document/v71ve0nkrs8e0/who42hnkrs8fo
17 CleanTechnica. Deutsche Bank Predicts Solar Grid Parity In 80% Of Global Market By 2017.  (Jan, 2015). http://cleantechnica.com/2015/01/14/deutsche-bank-predicts-solar-grid-parity-80-global-market-2017/

Growing Carbon Constraints - The International Energy Agency, in its 2012 World Energy Outlook, recognized that no more than one-third of proven reserves of fossil fuels can be consumed prior to 2050 if the world is to have a chance at limiting warming to 2 degree Celsius, the level beyond which severe consequences occur for economies, market participants, and the environment. Global governments have acknowledged this limit as a policy goal, and are amidst negotiations to achieve it. The principal means to halt, mitigate, or slow climate change is to reduce carbon emissions which are caused primarily by fossil fuel use. Thus, laws and regulations adopted to limit carbon emissions and stave off climate change impacts will have the effect of reducing fossil fuel use, affecting producer competition, commodity prices, and raising the cost of doing business. These effects are likely to leave the vast majority of fossil fuel companies with significant stranded assets in the form of uneconomic reserves and underused infrastructure.

Taken together, these fundamental changes in energy markets suggest that demand for oil and gas will decrease over time, cause a structural price decline, and increase the risks of investing shareholder capital in developing new fossil fuel assets. Shareowners ask the Company to evaluate a range of low-carbon, low-demand scenarios and describe how the Company is positioned to thrive amidst these changes in energy markets.

Inadequate Discussion of Stranded Asset Risks by Hess

Hess has generally noted in its 10K, website, and other reporting that “climate change initiatives may result in significant operational changes and expenditures, reduced demand for our products and adversely affect our business” and other similar statements. Hess has also adopted greenhouse gas emission reduction measures and other climate-change related policies. Yet, neither these disclosures, nor the greenhouse gas reductions measures Hess has undertaken are responsive to this Proposal.

While Hess acknowledges the risks raised in this Proposal, including risks associated with climate change regulations, shifting demand, and competition from renewables, Hess provides no quantification of likely impact, no analysis of the extent to which such regulations/risks could affect the company’s value, or whether or how the company plans to address such risks. Mere statements that “these agreements and measures may require significant equipment modifications, operational changes…” and other actions does not substitute for rigorous analysis of whether the company is prepared to adjust its operations as necessary to reduce risk. Given the likelihood that these identified risks have the potential to dramatically affect shareholder value, especially given Hess’ investment in high-cost unconventional and deep water reserves, shareholders are asking Hess to undertake the requested scenario and related analysis.

Shareholders believe that companies that have undertaken such analysis, using a range of demand and price scenarios, and that have developed plans to manage, mitigate, and adapt to changing energy markets are more likely to remain competitive. Moreover, this analysis will help Hess assess the utility of future investments in high cost resources versus diversifying into low carbon products or returning capital to shareholders. This information will also assist shareholders in understanding Hess’s ability to compete with low cost, low carbon substitutes for its products.

RESPONSE TO HESS ARGUMENTS

Hess’ Opposition Arguments are as follows:

1)
The company recognizes the importance of addressing the environmental, social and business impacts of carbon emissions and climate change and publishing annual sustainability reports including a discussion of the company’s policies and goals in addressing the risks and opportunities for the company presented by climate change and the changing market for energy products and services.

The company’s 2013 CSR provides details of the company’s achievements in regard to its climate change strategy and introduces goals for 2014 including; “refresh our climate change strategy,” “reduce our flaring rate at the wellhead in North Dakota to 10 percent no later than 2017” and “reassess our Scope 3 emissions inventory and material Scope 3 categories for reporting in 2014.” Many of Hess’ goals address climate change and greenhouse gas emission concerns, and are therefore important. Emission reduction goals and statements recognizing risk and opportunities do not, however, substitute for the scenario planning and financial risk analysis requested by this proposal. Proponents are seeking more than mere statements.

2)
In its 2013 sustainability report, the company cites to a variety of forecasts from which it concludes that there is not a substantial risk that its reserves will not be monetized, and that markets are currently valuing carbon assets rationally.

While this information clarifies the company’s position on the likelihood that a 2 degree regulatory limit will be imposed, the company has failed to prepare an analysis of this event or other low demand, low price scenarios associated with carbon-related demand reduction drivers and the impact these changes would have on the company if they occurred. For instance, there is widespread agreement that meeting this goal will require a 50% reduction in greenhouse gas emissions globally by 2050 entailing an estimated 80% emissions reduction by 2050 in developed countries, thus creating ramifications across the entire industry and greatly effecting this company’s performance. The Proposal asks for the requested assessment even if the company believes such an outcome is unlikely. The precipitous and generally unpredicted drop in oil prices over the past year has demonstrated that price declines can occur suddenly and will adversely affect companies.

The report requested will provide information to investors as to whether or not Hess’ strategic investment decisions have made carbon asset risk a non-substantial concern. Additionally, as noted above, many investors, including long term institutional investors, understand carbon asset risk to be an important factor to consider, reflecting an increased prioritization on climate-associated risks. The Bank of England has publically addressed carbon asset risk and the potential for stranded fossil fuel assets in its One Bank Research Agenda noting that climate change presents “ for central banks to consider, including the potential for carbon intensive assets becoming ‘stranded.’”

3)
Hess states that “[t]wo of Hess’ key enterprise processes, Enterprise Risk Management (ERM) and Value Assurance (VA), incorporate non-technical risk considerations, including climate change risk, and account for the cost of carbon in the VA process for major new projects.

Shareholders appreciate that Hess utilizes an asset-level risk assessment process and value assurance process, but this has not resulted in the assessment requested here. Hess specifically responds with “no” to the CDP question, “Do you conduct any scenario analysis based on a low-carbon scenario consistent with reducing GHG emissions by 80% by 2050 to achieve the 2°C goal…?” Hess also leaves questions unanswered in the CDP report which are relevant to disclosing risks of stranded assets, such as details of capital expenditures and the total expected return on capital allocation in such scenarios. If Hess had performed other low demand analyses, it fails to disclose to shareowners the results, or its key planning assumptions which are necessary for shareholders to assess the extent to which the company has minimized risk associated with low demand scenarios. Moreover, Hess fails to provide requested information regarding its capital allocation process and whether it would continue to invest in high cost deep water and unconventional resources given a low-demand scenario. In sum, despite its standard planning processes, Hess provides shareholders with no detailed information on the short and long-term financial risks associated with low demand scenarios and does not give information on the ability to economically monetize assets in these scenarios.

4)	Hess also argues that the requested analysis would be speculative and risk confusing and misleading investors about the company’s actual performance.

The scenarios requested are widely acknowledged as possible. Although reaching a global agreement to avoid global temperature rise may appear to be a remote possibility, its impact on fossil fuel energy companies would be high, as would demand reductions associated with carbon-related technologies and increasingly low cost renewables. The Proposal does not require that Hess merely speculate about these possibilities. Multiple recent studies have assessed the magnitude of stranded asset risk and the impacts to the value of coal, oil, and gas assets of not burning 2/3 of worldwide fossil fuel reserves, as well as other low demand scenarios. Far from being speculative, this proposal asks Hess to undertake an analysis of a scenario that has been considered and studied by many scientists and policy makers; including the IPCC, IEA, UN, while assessing the specific impact on the company.

The analysis and planning called for by this resolution is a reasonable undertaking. Proponents acknowledge that there is no certainty on this issue, but the lack of certainty does not excuse inaction. The company is fully equipped to provide a range of reduced demand/usage scenarios, to describe how each scenario would financially affect the company, and to provide information regarding how, or whether, the company plans to address those risks and in what circumstances.

Further, studies and information exist to assist the company in projecting these types of scenarios such as the demand-by-fuel-type included in the 2014 World Energy Outlook prepared by the IEA. Bloomberg also provides a tool that can assist companies in predicting carbon asset risk. In sum, proponents are not asking Hess to randomly speculate or to accurately predict the future, but to use its planning teams to assess risks and to provide shareholders with information about how the company is prepared to withstand or make use of opportunities related to carbon constrained, low demand scenarios. This information, if appropriately discussed as a scenario analysis, is not likely to mislead shareholders.

PEER COMPARISON

In 2014, ExxonMobil publicly agreed to issue a report on carbon asset risk. Although this report only met shareholder requests on the margins, it was the first company to undertake the task. Shell and BP have made public statements that they are supporting similar shareholder proposals addressing the financial risk and investment strategies associated with low demand scenarios.

CONCLUSION

The information requested in this proposal is important to shareholders In order to effectively manage risks associated with the potential for stranding of reserves and associated assets due to climate change drivers. Shareholders need to be fully informed of if, or how, the company is planning for a carbon constrained future and whether it is addressing the risk of stranded reserves. This valuable information will enable investors to analyze how the company is positioned to address climate change and carbon restrictions and to make reasonable judgments about the benefits or risks associated with investing in this company.